JOHN D. BRINER LAW CORPORATION
302-850 W. Hastings St.
Vancouver, BC
V6C !E1
(604) 685-7552
(604) 685-7551

September 22, 2005

H. Roger Schwall
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re: Rodinia Minerals, Inc.
        Registration Statement on Form 20-F
        Filed June 28, 2005 and amended July 18, 2005
        File No. 0-51389

Dear Mr. Schwall,

In response to your letter dated August 15, 2005, Rodinia Minerals, Inc. has made changes to its filing. The changes made are detailed in this letter and the descriptions correspond to the headings and numbering of the items listed in your letter. For some items, we are in the process of verifying the information with the company and the changes will be made immediately. Once the entire document is completed, we will forward a marked copy to your office.

General

1. Page numbers have been added.

4. The following items have been addressed:
    a. Workman Creek disclosure has been updated.
    b. A reference to Telesis North Communications, Inc. has been removed.
    c. Any reference to GAPP has been corrected.
    d. The words "significant" and "may" have been removed from descriptions of our profit and competition.
    e. Information regarding Mr. Pirooz has been inserted into the document, replacing Mr. Brooks where relevant.
    f. The Documents on Display section has been changed to correctly refer to the registration statement and a correct SEC address.

5. The Company has reviewed its filing and removed technical language where it felt it was inconsistent with the plain language requirements for filings. The specific phrase quoted under item 5 in the letter has been removed.

6. All items referenced in item 6 have been removed in lieu of supplying supporting documentation from third party sources.

7. The following information has been updated to the latest practical date:

a. The status of our efforts to "graduate" to Tier 1 of the TSX will be updated.
b. The status of the "regulatory approval" will be updated.
c. The rate of currency exchange has been updated as of September 15, 2005.
d. The trading price of our stock as of September 15, 2005 has been updated in Item 9.A.
e. Capitalization and indebtedness information will reflect the most current financial data.
f. The share capital information has been updated to reflect the most issued and outstanding share totals, and 2002 share capital information has been added.
g. The sufficiency of our capital to finance Workman Creek will be updated.
h. Results of our latest annual meeting, including the adoption of a new stock option plan will be included in the document.
i. The status of the work to be commenced by Golden Patriot will be updated.
j. Capital expenditures and divestitures since 2002 are included in the requisite financial statements. The Exploration Expenditure chart from 2002 has been removed from the property as it only related to properties that have been written off in 2003.

8. Clearly outdate disclosure has been updated as follows:
   a. Removed statement regarding the reliability of historical information.
   b. Removed reference to balance sheet being current as of 9/30/2004 "most recent date available"
   c. Could not locate any reference to a "brokered private placement" that was planned "during the (sic) 2004). Nor could we locate the reference to a balance of issued and outstanding shares in the present tense, although we were discussing the adjustments in 2003. However, we have made changes through out the document to be sure our tenses are correct and appropriate.
   d. Different plans to address liquidity concerns have been removed.

Risk Factors

9. We have eliminated all language that mitigates the risk we present. Risk factors have re-written to remove statements such as "there can be no assurance" and clauses that begin with "while". The subheadings have been revised so that they clearly identify the risk being discussed.

10. A risk factor regarding dilution of shares will be added.

11. We have revised the document to remove all comments about results of past entities work being "encouraging".

Information on the Company

12. The Company does not have an agent in the United States.

Operating and Financial Review and Prospects

Operating Results

13. Details regarding any private placements in the U.S. will be added.

Safe Harbor

14. The safe harbor langue in Item 5.G has been removed.

Directors, Senior Management and Employees

15. Information has been updated.

Major Shareholders and Related Party Transactions

16.   This information will be added to the document.

Additional Information

Share Capital

17. Share capital information has been updated to include 2002.

18. More disclosure with regards to rights, preferences, and restrictions attaching to the company's shares has been added under Item 10.B.

Taxation

19. References to "general discussion" and "general information only" have been removed. Additionally, the company recommends consulting an advisor as opposed to stating they "should consult".

Auditor's Report

20. The auditor's report has been revised to include a paragraph following the opinion referencing "comments by auditors for U.S. readers on Canada-U.S. reporting difference"

Consents

21. A currently dated auditor's consent has been attached to the amendment. .

Engineering Comments

Workman Creek Uranium Deposit

22. Reserve estimates that are non-compliant have been removed

23. Reserve estimates that are not based on economic cutoffs have been removed.

Workman project

24. The metallurgical recovering has been correctly stated at 94%.

25. All non-compliant reserve estimates have been removed from the filing.

Historical Reserve Estimates: Workman Project

26. All tonnage and grade reserve estimates have been removed.

Directors and Senior Management

27. A risk factor concerning the lack of experience of the management in the minerals exploration or mining has been added.

If you have any questions or concerns, please feel free to contact us anytime.

John D. Briner